Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): February 21, 2020 (February 20, 2020)

MORGAN STANLEY

(Exact name of registrant as specified in its charter)

Commission File Number: 1-11758

Delaware	36-3145972
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1585 Broadway, New York, New York, 10036

(Address of principal executive offices, including zip code)

(212) 761-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MS	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series A, $0.01 par value	MS/PA	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E, $0.01 par value	MS/PE	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, $0.01 par value	MS/PF	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I, $0.01 par value	MS/PI	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, $0.01 par value	MS/PK	New York Stock Exchange
Depositary Shares, each representing 1/1,000th interest in a share of 4.875% Non-Cumulative Preferred Stock, Series L, $0.01 par value	MS/PL	New York Stock Exchange
Global Medium-Term Notes, Series A, Fixed Rate Step-Up Senior Notes Due 2026 of Morgan Stanley Finance LLC (and Registrant’s guarantee with respect thereto)	MS/26C	New York Stock Exchange
Market Vectors ETNs due March 31, 2020 (two issuances)	URR/DDR	NYSE Arca, Inc.
Market Vectors ETNs due April 30, 2020 (two issuances)	CNY/INR	NYSE Arca, Inc.
Morgan Stanley Cushing® MLP High Income Index ETNs due March 21, 2031	MLPY	NYSE Arca, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On February 20, 2020, Morgan Stanley, a Delaware corporation (“Morgan Stanley”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with E*TRADE Financial Corporation (the “Company”) and Moon-Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Morgan Stanley (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Morgan Stanley. The parties also intend, and Morgan Stanley has agreed to take such actions as are necessary to cause, immediately following the effective time of the Merger, the surviving corporation in the Merger to merge with and into a newly established Delaware limited liability company which is a direct, wholly owned subsidiary of Morgan Stanley (“Second Merger Sub”) with Second Merger Sub surviving as a direct, wholly owned subsidiary of Morgan Stanley (the “Second Merger”, together with the Merger, the “Mergers”). For U.S. federal income tax purposes, each of the parties to the Merger Agreement intends that the Mergers, taken together, will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Entry into the Merger Agreement was unanimously approved by the Board of Directors of each of Morgan Stanley and the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately before the Effective Time (other than treasury shares held by the Company and certain shares held by Morgan Stanley) will be converted into the right to receive 1.0432 shares of common stock, par value $0.01 per share, of Morgan Stanley (“Morgan Stanley Common Stock” and such consideration, the “Common Merger Consideration”). At the Effective Time, each share of Series A Preferred Stock, par value $0.01 per share of the Company, outstanding immediately before the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Morgan Stanley with such rights, preferences, privileges and voting powers, and limitations and restrictions, that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Company’s Series A Preferred Stock, taken as a whole. Additionally, at the Effective Time, each share of Series B Preferred Stock, par value $0.01 per share of the Company, outstanding immediately before the Effective Time will be converted into the right to receive one share of a separate, newly created series of preferred stock of Morgan Stanley with such rights, preferences, privileges and voting powers, and limitations and restrictions, that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Company’s Series B Preferred Stock, taken as a whole.

Treatment of Company Equity Awards

At the Effective Time, each outstanding time-based restricted stock unit award, performance-based restricted stock unit award, director deferred restricted stock unit award and director restricted stock award, whether vested or unvested, will vest (if unvested), and be converted into the right to receive the Common Merger Consideration as if such awards had been settled in shares of Company Common Stock immediately prior to the Effective Time.

With respect to any performance periods that are completed on or before the Effective Time, performance-based restricted stock unit awards will vest at the greater of the target or actual level of performance, as determined by the Company’s Board of Directors or a committee thereof prior to the Effective Time. With respect to any performance periods that are not completed on or before the Effective Time, performance-based restricted stock unit awards will vest at the target level of performance.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to customary conditions, including, among others, (i) the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Company Common Stock, (ii) the absence of any applicable law, regulation, injunction, judgment, order or decree prohibiting or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement (or in the case of Morgan Stanley’s obligation to close, imposing a Burdensome Condition (as defined below)), (iii) the absence of pending litigation or similar legal action by any governmental authority (in any jurisdiction in which Morgan Stanley, the Company or any of their respective subsidiaries conducts material operations) seeking to prohibit the Merger (or in the case of Morgan Stanley’s obligation to close, imposing a Burdensome Condition); (iv) the early termination or expiration of any applicable waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of specified governmental consents and approvals (in the case of Morgan Stanley’s obligations to close, without the imposition of a Burdensome Condition); (v) compliance by Morgan Stanley and the Company in all material respects with their respective obligations under the Merger Agreement and (vi) subject in most cases to exceptions that do not rise to the level of a “Parent Material Adverse Effect” or a “Company Material Adverse Effect” (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by the Company and Morgan Stanley, respectively. The obligation of the Company and Morgan Stanley to consummate the Merger is also subject to there not having occurred an event that has had or would reasonably be expected to have, individually or in the aggregate, a “Parent Material Adverse Effect” or “Company Material Adverse Effect”, respectively.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both the Company and Morgan Stanley with respect to each party and its businesses. The Merger Agreement also contains customary covenants, including covenants by the Company to, subject to certain exceptions, conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

Under the Merger Agreement, each of the Company and Morgan Stanley has agreed to use its reasonable best efforts to take all actions and to do all things reasonably necessary, proper or advisable to consummate the Merger, including in connection with obtaining all consents required to be obtained from any governmental authority that are necessary, proper or advisable to consummate the Merger. Morgan Stanley has also agreed to use reasonable best efforts to resolve, avoid or eliminate impediments or objections, if any, that may be asserted by any governmental authority with respect to the Merger, so as to enable the Merger to occur prior to the End Date (as defined below), but in no event is Morgan Stanley required to (and without Morgan Stanley’s prior written consent, the Company may not) divest assets or businesses, enter into consent decrees or take certain other actions, except with respect to the wealth management businesses of Morgan Stanley, the Company and their respective subsidiaries and only if such action (i) does not relate to any share plan administration or corporate services business (including Morgan Stanley’s “Shareworks by Morgan Stanley” business) and (ii) would not otherwise reasonably be expected to materially and adversely affect the combined wealth management businesses of Morgan Stanley and its subsidiaries (including the surviving corporation in the Merger), taken as a whole (after giving effect to the Merger) (any of the actions described in this sentence, a “Burdensome Condition”).

The Merger Agreement provides that Morgan Stanley will take all necessary action permitted by applicable law and the rules of any applicable stock exchange to cause one of the Company’s directors selected by the Company and reasonably acceptable to Morgan Stanley to be appointed to the Board of Directors of Morgan Stanley as of the Effective Time.

Stockholder Meetings; Non-Solicitation; Intervening Events

The Merger Agreement requires the Company to convene a stockholder meeting for purposes of obtaining the necessary Company stockholder approval. In addition, subject to certain exceptions, the Company has agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any alternative transaction and (ii) that its Board of Directors will recommend that the Company’s stockholders approve and adopt the Merger Agreement, as applicable.

Prior to the adoption of the Merger Agreement by the Company’s stockholders, the Board of Directors of the Company may, in connection with (i) the receipt of a “Company Superior Proposal” (as defined in the Merger Agreement), respectively, or (ii) a “Company Intervening Event” (as defined in the Merger Agreement), respectively, change its recommendation to the Company’s stockholders to approve and adopt the Merger Agreement, subject to complying with notice requirements and other specified conditions (including giving Morgan Stanley the opportunity to propose changes to the Merger Agreement in response to such Company Superior Proposal or Company Intervening Event, as applicable), if the failure to make such change in recommendation would be reasonably likely to be inconsistent with its fiduciary duties.

Termination; Termination Fees

The Merger Agreement may be terminated by the Company and Morgan Stanley by mutual agreement. Furthermore, either party may terminate the Merger Agreement if (i) the Merger has not been consummated on or before March 31, 2021, which date will be extended to June 30, 2021 under certain circumstances if required regulatory approvals have not been obtained by March 31, 2021 (such March 31, 2021 date as it may be extended, the “End Date”), (ii) an applicable law, regulation, injunction, judgment, order or decree permanently prohibits the Merger and, in the case of an injunction, judgment, order or decree, has become final and non-appealable or (iii) the required vote of the Company’s stockholders is not obtained at the Company’s stockholder meeting convened for such purpose.

Morgan Stanley may terminate the Merger Agreement if (i) the Board of Directors of the Company changes its recommendation to the Company’s stockholders to approve and adopt the Merger Agreement prior to the Company’s stockholder meeting convened for such purpose, (ii) a required regulatory approval has been denied and such denial has become final and non-appealable, (iii) the Company is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured prior to the End Date or has not been cured within 45 days’ notice by Morgan Stanley of such breach or (iv) the Company has willfully breached its obligations to hold the Company stockholder meeting for the Company’s stockholders to approve and adopt the Merger Agreement or to refrain from soliciting alternate transaction proposals.

The Company may terminate the Merger Agreement if (i) a required regulatory approval has been denied and such denial has become final and non-appealable, (ii) prior to the receipt of the required vote of the Company’s stockholders approving and adopting the Merger Agreement, the Company desires to enter into an alternative agreement with respect to a Company Superior Proposal in accordance with the Merger Agreement or (iii) Morgan Stanley or Merger Sub is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured prior to the End Date or has not been cured within 45 days’ notice by the Company of such breach.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Morgan Stanley as a result of a change of recommendation by the Company’s Board of Directors that the Company’s stockholders approve and adopt the Merger Agreement, or termination by the Company in order to enter into an alternative agreement with respect to a Company Superior Proposal, Morgan Stanley will receive a termination fee from the Company equal to $375 million in cash, on the terms and conditions further set forth in the Merger Agreement. In addition, under specified circumstances, upon the termination of the Merger Agreement solely relating to the failure to obtain necessary clearances for the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or approval under any other applicable antitrust law, the Company will receive a termination fee from Parent equal to $525 million in cash, on the terms and conditions further set forth in the Merger Agreement.

Important Statement Regarding the Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide Morgan Stanley stockholders, Company stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about or Morgan Stanley or the Company. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Morgan Stanley stockholders, Company stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Company stockholders, Morgan Stanley stockholders or other security holders. Morgan Stanley stockholders, Company stockholders and other security holders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to Company stockholders’ right to receive the merger consideration provided for in the Merger Agreement and the right of holders of Company equity awards to receive the consideration provided for such equity awards pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Morgan Stanley, Merger Sub or the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Morgan Stanley’s or the Company’s public disclosures. Morgan Stanley acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, Morgan Stanley, the Company, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of the Company and a prospectus of Morgan Stanley, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Morgan Stanley and the Company make with the SEC.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2020, by and among Morgan Stanley, Moon-Eagle Merger Sub, Inc., and E*TRADE Financial Corporation.*
101	Interactive Data Files pursuant to Rule 406 of Regulation S-T formatted in Inline eXtensible Business Reporting Language (“Inline XBRL”).
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Morgan Stanley agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406
investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2018 and its proxy statement filed with the SEC on April 5, 2019. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 26, 2019. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MORGAN STANLEY

By: /s/ Martin M. Cohen
Date: February 21, 2020	Name:	Martin M. Cohen
	Title:	Corporate Secretary